UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2003 to December 31, 2003

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2003

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:
Pfizer Inc. common stock	$71,597,270	$33,290,470	$38,306,800	$ --
Mutual funds	2,266,682	--	2,266,682	--
Collective trust funds	13,547,540	65,226	13,482,314	--
	87,411,492	33,355,696	54,055,796	--
Investments, at cost which approximate fair value:
Loans to participants	5,052,895	--	--	5,052,895

Total investments	92,464,387	33,355,696	54,055,796	5,052,895

Contributions receivable:
Employer	98,230	98,230	--	--
Participants	171,883	--	171,883	--
Interest and other miscellaneous receivables	35,122	--	35,122	--

Net assets available for plan benefits	$92,769,622	$33,453,926	$54,262,801	$5,052,895

See Notes to Financial Statements, which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2002

		Fund Information
	Total	Nonparticipant Directed	Participant Directed
Investments, at fair value:
Pfizer Inc. common stock	$31,972,796	$14,948,817	$17,023,979
Mutual funds	3,783,322	--	3,783,322
Other mutual and collective trust funds	1,102,197	--	1,102,197
	36,858,315	14,948,817	21,909,498
Investments, at cost which approximate fair value:
Interest-bearing deposits	1,065,240	212,902	852,338
Total investments	37,923,555	15,161,719	22,761,836

Contributions receivable:
Participants	709,938	--	709,938
Employer	274,555	274,555	--
Interest and other miscellaneous receivables	6,837	1,773	5,064

Net assets available for plan benefits	$38,914,885	$15,438,047	$23,476,838

See Notes to Financial Statements, which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2003

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:
Pfizer Inc. common stock dividends	$ 1,062,731	$ 491,428	$ 571,303	$ --
Interest and dividend income from other investments	374,235	--	374,235	--
Interest income from loans to participants	152,158	52,748	99,410	--
	1,589,124	544,176	1,044,948	--
Net appreciation in fair value of investments -- Note 8	9,811,509	3,896,217	5,915,292	--
	11,400,633	4,440,393	6,960,240	--

Contributions:
Participants	9,597,866	--	9,597,866	--
Employer	4,220,184	4,220,184
Transfers into plan, net - Note 3	38,088,129	13,489,236	23,184,253	1,414,640
Withdrawals	(9,452,075)	(2,936,604)	(6,484,446)	(31,025)
Loan transaction transfers, net	--	(1,197,330)	(2,471,950)	3,669,280
	42,454,104	13,575,486	23,825,723	5,052,895
Net increase	53,854,737	18,015,879	30,785,963	5,052,895
Net assets available for plan benefits:
Beginning of year	38,914,885	15,438,047	23,476,838	--
End of year	$92,769,622	$33,453,926	$54,262,801	$5,052,895

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2002

		Fund Information
	Total	Nonparticipant Directed	Participant Directed
Net investment income:
Pfizer Inc. common stock dividends	$ 554,524	$ 259,447	$ 295,077
Interest and dividend income from other investments	191,492	2,976	188,516
	746,016	262,423	483,593

Net depreciation in fair value of investments -- Note 8	(10,144,329)	(4,603,280)	(5,541,049)
	(9,398,313)	(4,340,857)	(5,057,456)
Contributions:
Participants	6,259,563	--	6,259,563
Employer	2,394,309	2,394,309	--
Withdrawals	(7,740,497)	(3,000,435)	(4,740,062)
	913,375	(606,126)	1,519,501
Net decrease	(8,484,938)	(4,946,983)	(3,537,955)
Net assets available for plan benefits:
Beginning of year	47,399,823	20,385,030	27,014,793
End of year	$38,914,885	$15,438,047	$23,476,838

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1 - Description of the Plan

General -- The Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico is a defined contribution savings plan. As of December 31, 2003, participation in the Plan was open to all employees of Pfizer Pharmaceuticals LLC (the "Plan Sponsor"), and all employees of affiliates of the Plan Sponsor, who with permission of the Plan Sponsor or Pfizer Inc. (the "Parent") have adopted the Plan. Currently the Plan is open to Pfizer Pharmaceuticals LLC, Pfizer Pharmaceuticals, Inc., Pfizer Pharmaceuticals Limited, Pfizer Corporation and Park Davis & Co. (Puerto Rico Branch) (collectively, the "Company") employees in Puerto Rico who meet certain eligibility and participation requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Under Puerto Rico law, any qualified plan involving pre-tax contributions or involving cash or deferred arrangement must comply with one of two nondiscrimination tests.  For the fiscal years ended December 31, 2003 and 2002, the Plan complied with both discrimination tests.

Effective April 1, 2003, the Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (WLSPPR) was transferred along with its assets and liabilities into the Plan. As a result, the WLSPPR was merged into the Plan.  Simultaneously, the Plan changed its name from the Pfizer Savings and Investment Plan for Employees in Puerto Rico to the Pfizer Savings Plan for Employees Resident in Puerto Rico.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a complete description of the Plan.

Contributions -- Each participant may make contributions on an after-tax basis and/or a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute on his or her behalf). Before-tax contributions are subject to certain restrictions under the Puerto Rico Internal Revenue Code of 1994, as amended. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% is matched 50%.  Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Investment Options --

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets be transferred (up to 25% during the first 5 years of eligibility (in 1% increments) and up to 50% (in 1% increments) thereafter) out of the Pfizer Match Fund into any of the other investment funds except the Company (Pfizer) Stock Fund. The fund also invests up to 0.25% of the balance in an S&P 500 index fund for purposes of liquidity.

(a) S&P 500 Index Fund*
(b) Company (Pfizer) Stock Fund
(c) T. Rowe Price Fixed Income Fund
(d) Fidelity Low Price Stock Fund
(e) Fidelity Mid Cap Stock Fund
(f) Fidelity Overseas Fund

*Northern Trust sponsored fund.

The trustee of the Plan is Banco Popular de Puerto Rico, and the custodian of the Plan, Northern Trust Company, also manages investments in certain investment funds and therefore, are deemed a related party. The Plan's trust agreement provides that any portion of any of the funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility and Vesting -- Generally, all employees of the Company who are resident in Puerto Rico are eligible to enroll in the Plan on their date of hire. Generally, a participant is immediately vested in the full value of his or her accounts (i.e., participant's and employer's contributions).

Loans to Participants -- Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

Benefit Payments -- Generally, upon separation from service, retirement or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan.  In the event of a participant's death, a spouse beneficiary generally may elect payment currently or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of death.

Withdrawals -- A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

Plan Termination -- The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but necessarily reserves the right to amend, suspend or discontinue it in whole or in part, at any time, by action of the Plan Sponsor's Board of Managers, the Board of Directors of the Parent or the authorized designee(s) of either of them.  In the event of termination of the Plan, each participant shall receive the full value of their account balance as though they had retired as of the date of such termination.  No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation -- Company common stock is valued at the closing market price on the last business day of the year. Collective trust funds and mutual funds are recorded at fair value based on the closing market prices of the underlying investments held by the fund on the last business day of the year. Interest-bearing deposits are recorded at cost, which approximates fair value.

The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities, including Pfizer Inc. common stock, are exposed to several risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

Security Transactions -- Purchases and sales of securities are reflected on a trade-date basis.

Net Appreciation/(Depreciation) in Fair Value of Investments -- Net appreciation/(depreciation) in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses of investments represent the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Loan Fund -- The Loan Fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Net Investment Income -- Dividend income is recorded on the ex‑dividend date. Interest income is recorded as earned. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Note 3 - Transfers Into the Plan

Effective April 1, 2003, Warner-Lambert Savings and Stock Plan for Colleagues in Puerto Rico (WLSSP) was merged into the Plan. As a result, net assets of WLSSP participants in the amount of $38,692,859 were transferred into the Plan. In March 2003, the Company sold the Adams confectionary business and Schick-Wilkinson Sword shaving products business. As a result, in 2003, net assets of Plan participants who were employees of these businesses in the amount of $604,730 were transferred out of the Plan.

Note 4 - Income Taxes

No provision has been made for Puerto Rico income tax in reliance upon a determination letter dated March 25, 1992 issued by the Puerto Rico Department of Treasury ("Treasury"), with an effective date of January 1, 1990 which states that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, (the "Code") as amended, and that the trust established thereunder is entitled to exemption.

Effective January 1, 1997 and October 1, 1998, the Plan was amended and a separate determination letter dated September 24, 1999 was obtained from the Treasury, which states that the Plan's qualified status was not affected due to such amendments. The 2003 restated Plan is in the process of being submitted before the Treasury and a favorable outcome is expected. Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Puerto Rico income taxes.

Contributions made to the Plan by the Company, including before-tax contributions made on the employees' behalf by the Company and the appreciation on all funds in the employees' accounts, are not taxable to the employees under the Code while these amounts remain in the Plan and the Plan maintains its qualified status.

Note 5 -- Plan Administration

The U.S. Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance.

Note 6 -- Significant Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31, 2003	December 31, 2002

Pfizer Inc. common stock*	$71,597,270	$31,972,796
T. Rowe Price Fixed Income Fund	9,367,691	--
Loans to participants	5,052,895	--
Vanguard fund	--	3,783,322

*

Includes nonparticipant directed 942,272 shares and participant directed 1,084,257 shares at December 31, 2003 and nonparticipant directed 489,003 shares and participant directed 556,885 shares at December 31, 2002.

Note 7 - Administrative Costs

Except for certain investment management fees, all costs and expenses of administering the Plan are paid and absorbed by the Company.

Note 8 - Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Years ended December 31,
	2003	2002

Net appreciation/(depreciation) in fair value of investments:
Pfizer Inc. common stock	$8,642,345	$ (9,841,575)
Mutual funds	246,585	60,608
Collective trust funds	922,579	(363,362)
	$9,811,509	$(10,144,329)

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2003

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock	--	--	942,272	$13,490,201	$33,290,470
Northern Trust S&P 500 Equity Stock Index Fund*			2,823	63,506	65,226
Total nonparticipant directed investments				$13,553,707	$33,355,696
Participant Directed
Pfizer Inc.* Common Stock	--	--	1,084,257	$20,822,546	$38,306,800

Collective trust funds:
Northern Trust * S&P 500 Equity Stock Index Fund	--	--	1,444	3,641,258	4,114,623
T Rowe Price Fixed Income Fund	--	--	9,367,691	9,367,691	9,367,691
Total collective trust funds				13,008,949	13,482,314

Mutual funds:
Fidelity Mid Cap Stock Fund	--	--	10,521	218,435	226,944
Fidelity Low Price Stock Fund	--	--	42,051	1,260,647	1,470,958
Fidelity Overseas Fund	--	--	18,097	438,921	568,780
Total mutual funds				1,918,003	2,266,682

Total participant directed investments				$35,749,498	$54,055,796

Loans to Participants (1,319 loans)	4.25% to 9.5%	1/1/2004 to 7/15/2014		$ 5,052,895	$ 5,052,895

*Party-in-interest

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, Line 4j  - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price		(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date		(i) Net gain/ (loss)

Pfizer Inc.*	Common Stocks: 42 purchases	$5,011,836	$		$5,011,836	$5,011,836	$

Pfizer Inc.*	Common Stocks: 72 sales			$5,783,756	$2,914,554	$5,783,756		$2,869,202
*	Party-in-interest

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Pfizer Savings Plan for
Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at year end) and schedule H, line 4j - schedule of reportable transactions, for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules  have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 25, 2004

Stamp No. 1901377 of the Puerto Rico
Society of Certified Public Accountants was
affixed to the record copy of this report.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/Carlos H. del Rio

Carlos H. del Rio Vice President, Pfizer Pharmaceuticals, LLC Chair, Savings Plan Committee

Date:  June 25, 2004

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Pfizer Savings Plan for
Employees Resident in Puerto Rico:

We consent to the use of our report dated June 25, 2004, included herein and incorporated by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053), with respect to the statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the Pfizer Savings Plan for Employees Resident in Puerto Rico.

/s/ KPMG LLP

San Juan, Puerto Rico
June 28, 2004